UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Restaurant Brands International Limited Partnership

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

76090H103

(CUSIP Number)

Jill Granat

General Counsel and Corporate Secretary

c/o Restaurant Brands International Limited Partnership

874 Sinclair Road

Oakville, Ontario L6K 2Y1

(905) 845-6511

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Bradley Brown, Esq. 3G Capital, Inc. 600 Third Avenue 37th Floor New York, New York 10016 (212) 893-6727	William B. Sorabella, Esq. Joshua N. Korff, Esq. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800

December 7, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment contain information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76090H103	Page 2

1	Name of reporting person 3G Restaurant Brands Holdings General Partner Ltd.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 218,166,052†*
	9	Sole dispositive power 0
	10	Shared dispositive power 218,166,052†*
11	Aggregate amount beneficially owned by each person 218,166,052†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 91.14%
14	Type of reporting person CO

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 76090H103	Page 3

1	Name of reporting person 3G Restaurant Brands Holdings LP
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place or organization Cayman Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 218,166,502†*
	9	Sole dispositive power 0
	10	Shared dispositive power 218,166,502†*
11	Aggregate amount beneficially owned by each person 218,166,502†*
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 91.14%
14	Type of reporting person PN

†	See Item 4 and Item 5 of this Schedule 13D.
*	Beneficial ownership of the Exchangeable Units of the issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of these Exchangeable Units as a result of the relationships described under Item 2 and Item 3 and the matters described in Item 4 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any Exchangeable Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Explanatory Note:

This Amendment No. 2 to the initial Statement on Schedule 13D, filed on December 22, 2014 (the “initial Schedule 13D”), as amended by Amendment No. 1, filed on September 25, 2015 (as amended, the “Schedule 13D”), amends and restates, where indicated, the Schedule 13D relating to the Exchangeable Units of Restaurant Brands International Limited Partnership (the “Issuer”) by: (i) 3G Restaurant Brands Holdings General Partner Ltd., a Cayman Islands exempted company (“3G RBH GP”); and (ii) 3G Restaurant Brands Holdings LP, a Cayman Islands limited partnership (“3G RBH”). Capitalized terms used in this Amendment No. 2 and not otherwise defined herein have the meanings given to them in the initial Schedule 13D.

In furtherance of the internal restructuring of 3G RBH on September 24, 2015 (the “Initial Internal Transactions”), 3G RBH GP formed Holdings L115 LP (“Holdings 1”) and Holdings L215 LP (“Holdings 2”) and 3G RBH transferred 17,542,410 Exchangeable Units and 8,150,003 Exchangeable Units of the Issuer to Holdings 1 and Holdings 2, respectively (the “Internal Restructuring”).

This Amendment is being filed primarily to provide additional detail about the Internal Restructuring.

Item 2. Identity and Background.

Item 2(a) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) This Schedule 13D is being filed jointly on behalf of the following reporting persons (the “Reporting Persons”): (i) 3G RBH GP; and (ii) 3G RBH.

A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. As a result of the existing relationships described under this Item 2 and the transactions described in Item 4, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). However, neither the filing of this Schedule 13D nor anything contained herein shall be construed as an admission that all or any of the Reporting Persons constitute a “group” within the meaning of Rule 13d-5 (b) under the Exchange Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. Each of the Reporting Persons expressly disclaims beneficial ownership of securities held by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under such Reporting Person’s management and control.

Item 2(c) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(c) 3G RBH GP serves as the general partner of 3G RBH, Holdings 1 and Holdings 2.

Item 4. Purpose of Transaction.

Item 4 of Schedule 13D is hereby amended and replaced in its entirety with the following language:

Item 3 is incorporated by reference into this Item 4.

3G Special Situations Fund II, L.P., a Cayman Islands limited partnership (“3G Special Situations Fund II”) acquired the Exchangeable Units as a part of the Transactions and on September 24, 2015 transferred all of its interests in the Issuer to 3G RBH pursuant to the Initial Internal Transactions. 3G RBH was formed for the purpose of continuing to hold 3G Special Situations Fund II’s interests in the Issuer for the benefit of 3G Special Situations Fund II’s former limited partners and general partner.

In connection with the Internal Restructuring and pursuant to the terms of the Partnership Agreement, 3G RBH delivered to the Issuer an exchange notice to exchange 25,692,413 Exchangeable Units held by 3G RBH (the

“Exchange”). Additionally, in connection with the Internal Restructuring, 3G RBH GP formed Holdings 1 and Holdings 2 and 3G RBH transferred 17,542,410 Exchangeable Units and 8,150,003 Exchangeable Units to Holdings 1 and Holdings 2, respectively. In consideration for the transfer, 3G RBH received good and valuable consideration. In connection with such transfers, Holdings 1 and Holdings 2 each succeeded to the rights and obligations of 3G RBH under the Partnership Agreement and the exchange notice, in each case to the extent applicable to the Exchangeable Units.

The exchange notice became irrevocable on December 7, 2015. The Exchangeable Units represented by the exchange notice do not include any Exchangeable Units owned directly or indirectly by the partners of 3G Capital Partners. As announced by Restaurant Brands International Inc. (“RBI”) on December 3, 2015, upon receipt of the exchange notice, RBI, in its capacity as general partner of the Issuer, elected to have the Issuer satisfy the Exchange by issuing 17,542,410 Common Shares in exchange for 17,542,410 Exchangeable Units (the “Converted Shares”) to Holdings 1 and by repurchasing 8,150,003 Exchangeable Units for cash from Holdings 2. The Exchange will be effected as of the close of business on December 14, 2015.

The Reporting Persons currently intend to sell the Converted Shares from time to time in one or more transactions, including registered offerings, open market sales or privately negotiated transactions, in their discretion, based on market conditions and other factors that they may deem relevant. No assurances can be made as to the timing of any sale of Converted Shares or that any such transaction will occur at all.

Other than the Converted Shares, the Reporting Persons also continue to hold 218,166,502 Exchangeable Units, for which they have not submitted any exchange notice. The Reporting Persons have no present plan or proposal to submit an exchange notice regarding these Exchangeable Units.

Except as set forth in this Schedule 13D and in connection with the Transactions, the Initial Internal Transactions and the Internal Restructuring, the Reporting Persons have no plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) and (b) of the Schedule 13D is hereby amended and replaced in its entirety with the following language:

(a) and (b)

As a result of the consummation of the Transactions, the Prior Internal Restructuring, the subsequent Internal Restructuring and the Exchange, 3G RBH GP and 3G RBH beneficially own and may be deemed to have shared voting and dispositive power with respect to 218,166,502 Exchangeable Units. All Exchangeable Units numbers and percentages are based on 265,041,783 total Exchangeable Units outstanding as of October 20, 2015, according to information provided by the Issuer on its Form 10-Q filed on October 30, 2015 and after giving effect to the Exchange, including the repurchase by the Issuer of 8,150,003 Exchangeable Units. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person, by Holdings 1 or by Holdings 2, other than, solely with respect to the Exchangeable Units acquired in the Transactions, the Initial Internal Transactions and Internal Restructuring by 3G RBH, Holdings 1 and Holdings 2, as applicable, that it is the beneficial owner of any of the Exchangeable Units referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Except as set forth in this Item 5(a), none of the Reporting Persons and, to the knowledge of the Reporting Persons, no person named in Schedule A beneficially owns any Exchangeable Units.

The information set forth in Item 2 is incorporated by reference into this Item 5(b).

Item 7. Material to be Filed as Exhibits

Exhibit 1 of the Schedule 13D is hereby amended and replaced in its entirety with the following Exhibit:

Exhibit 1. Joint Filing Agreement, by and among the Reporting Persons dated as of December 7, 2015.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 7, 2015

3G RESTAURANT BRANDS HOLDINGS GENERAL PARTNER LTD.

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director

3G RESTAURANT BRANDS HOLDINGS LP

By:	/s/ Bernardo Piquet
Name:	Bernardo Piquet
Title:	Director